Exhibit 99.31

Schedule I

SCHEDULE I

The name, citizenship and present principal occupation or employment of each executive officer of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC, Invus US Partners LLC, Invus Global Management, LLC, Avicenna Life Sci Master GP LLC, Siren, L.L.C. and Ulys, L.L.C. are set forth below. The business address for each of the persons listed below and the address of the principal executive offices of each of The Invus Group, LLC, Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC, Invus US Partners LLC, Invus Global Management, LLC, Avicenna Life Sci Master GP LLC, Siren, L.L.C. and Ulys, L.L.C. is 750 Lexington Avenue, 30th Floor, New York, NY 10022. The Invus Group, LLC is a private equity and investment management firm. See Item 2 of this Statement for a description of the principal business of each of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC, Invus US Partners LLC, Invus Global Management, LLC, Siren, L.L.C. and Ulys, L.L.C.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Invus Advisors, L.L.C.		
Raymond Debbane, President and Chief Executive Officer	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer	Panama
Christopher Sobecki, Managing Director	Managing Director of The Invus Group, LLC	United States
Philippe Amouyal, Managing Director	Managing Director of The Invus Group, LLC	United States
Jonas Fajgenbaum, Managing Director	Managing Director of The Invus Group, LLC	United States
Aflalo Guimarães, Managing Director	Managing Director of The Invus Group, LLC	United States
Evren Bilimer, Managing Director	Managing Director of The Invus Group, LLC	United States
Philip Bafundo, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary	Chief Financial Officer and Chief Compliance Officer of The Invus Group, LLC	United States
Invus Public Equities Advisors, LLC		
Raymond Debbane, President and Chief Executive Officer	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer	Panama
Khalil Barrage, Vice President	Managing Director of The Invus Group, LLC	United States
Christopher Sobecki, Vice President	Managing Director of The Invus Group, LLC	United States
Philip Bafundo, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary	Chief Financial Officer and Chief Compliance Officer of The Invus Group, LLC	United States

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Ulys, L.L.C.		
Raymond Debbane, President, Treasurer and Secretary	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer	Panama

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Invus US Partners LLC		
Raymond Debbane, Chief Executive Officer, President and Secretary	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer	Panama

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Invus Global Management, LLC		
Raymond Debbane, Chief Executive Officer and President	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer	Panama
Philip Bafundo, Chief Financial Officer and Treasurer	Chief Financial Officer and Chief Compliance Officer of The Invus Group, LLC	United States
David Van Zandt, Secretary	Global General Counsel and Secretary of The Invus Group, LLC	United States

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Siren, L.L.C.		
Raymond Debbane, President, Treasurer and Secretary	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer	Panama

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Avicenna Life Sci Master GP LLC		
Raymond Debbane, Chief Executive Officer	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer	Panama
Khalil Barrage, President	Managing Director of The Invus Group, LLC	United States
Philip Bafundo, Chief Financial Officer	Chief Financial Officer and Chief Compliance Officer of The Invus Group, LLC	United States
Jonathan Luick, Chief Operating Officer	Chief Operating Officer, Public Equity of The Invus Group, LLC	United States

| David Van Zandt, Secretary | Global General Counsel and Secretary of The Invus Group, LLC | United States |